Exhibit 99.1
[For immediate release]
Xinhua Finance Media Board Authorizes $50 Million Share Buy Back
Company Also Adopts Initiatives to Enhance Corporate Governance
SHANGHAI, May 29, 2007 — Xinhua Finance Media (“XFMedia”; NASDAQ: XFML) announced today that its Board of Directors has authorized a buy back of up to $50 million in shares of its common stock. The company will buy its shares in the open market and expects the purchases to be funded from existing and future cash reserves.
XFMedia Chief Executive Officer Fredy Bush said: “Our business and competitive position in China are as strong as ever. Our Board is so confident of XFMedia’s future that it has authorized the company to repurchase up to $50 million of its own stock, while also taking important steps to continue enhancing our corporate structure and governance. We believe that XFMedia’s stock has been unduly punished in recent days and that buying back shares represents an excellent investment at prevailing price levels – especially in light of our strong first quarter results and positive outlook. We also are pleased that we have available cash to continue pursuing our vision of being the premier Chinese media company. We remain intensely focused on creating value for our shareholders by building world-class businesses in China and adhering to and enhancing applicable standards of corporate governance and transparency.”
In addition to this share buy back, XFMedia and its parent, Xinhua Finance Limited (“XFL”; TSE Mothers: 9399; OTC ADRs: XHFNY) said they were taking a number of initiatives to continue enhancing their corporate governance policies as part of their ongoing efforts to achieve best practices in corporate governance in each of the markets in which the companies operate. Those enhancements include:
•	Committing to having a majority of independent directors on the Boards of both XFL and XFMedia as soon as possible (even though, as a “controlled company” under the relevant securities rules, XFMedia is not required to do so);
•	Committing to creating a lead independent director position on the Boards of both XFL and XFMedia;
•	Engaging Spencer Stuart, an internationally recognized executive search firm, to identify world-class independent director candidates for the XFL and XFMedia Boards; and

•	Pursuing early compliance with Section 404 of Sarbanes-Oxley at XFMedia, under the direction and oversight of a new Internal Auditor to be appointed by the company.
Ms. Bush added, “As Xinhua Finance and its businesses have become more global, we have evolved our governance practices to meet the standards of the new markets we have entered, and our listing in the U.S. is no exception. XFMedia is currently fully compliant with Sarbanes Oxley and other applicable regulations, as they apply to us as a recently listed foreign issuer. In some cases, we already exceed the regulatory requirements for foreign issuers. Still, we recognize that there are ways in which we can further improve our corporate governance, and we will continue to pursue them as we build our business and create value for our clients, our employees and our shareholders.”
Ms. Bush also sent the following letter today to shareholders of XFMedia:
May 29, 2007
Dear fellow shareholders,
     As you probably know, Xinhua Finance Media (“XFMedia”) and its parent Xinhua Finance Limited (“XFL”) have been on the receiving end of some particularly nasty and misleading press stories recently. I appreciate the support that so many of you have expressed, and am writing to you today in order to:
•	Set the record straight with respect to some of the unfair and inaccurate reports that have been published about us;

•	Let you know of some accelerated governance improvements that we are implementing to enhance our corporate structure and governance;

•	Assure you that our business and competitive position in China remain as strong as ever, as evidenced by our strong first quarter results; and

•	Let you know that our Board is so confident of XFMedia’s future that it has authorized the company to repurchase up to $50 million of its own stock. We believe that XFMedia’s stock has been unduly punished in recent days, and we are confident that buying back shares represents an excellent investment at prevailing price levels. We also are pleased that we have available cash to continue pursuing our vision of being the premier Chinese media company.

     At Xinhua Finance, we are strongly committed to achieving best practices in corporate governance. It is important to understand that XFMedia is a China company organized under Cayman law that is listed on the NASDAQ Global Market in the U.S. Like its parent Xinhua Finance Limited (which is listed on the Tokyo Stock Exchange), XFMedia has to meet the regulatory requirements in several jurisdictions. China has a uniquely complex legal regime – this is especially true for media assets – and one of the strengths of our company is that we have the knowledge and long-term relationships necessary to succeed in this business. Xinhua Finance Limited has grown from $18 million in revenue in 2003 to $175 million in 2006. During this time, we also have built, in XFMedia, a pioneering media company and created substantial opportunities that have never existed before in the China market. Clearly, the skills across these companies speak for themselves and the fundamentals of our business remain strong.
     As Xinhua Finance and its businesses have become more global, we have structured our company to comply with applicable laws in China, Japan, the U.S. and other jurisdictions, always in consultation with highly-regarded independent legal counsel. We also have evolved our governance practices to meet the standards of the new markets we have entered, and our listing in the U.S. is no exception. Indeed, the U.S. securities laws are designed to facilitate that evolution, by giving new issuers additional time to come into compliance with certain requirements of the Sarbanes Oxley Act and other U.S. rules that are far more stringent that those of other jurisdictions. We are currently fully compliant with the Sarbanes Oxley Act and other applicable regulations as they apply to a recently listed foreign issuer, and in some cases we already exceed the regulatory requirements for foreign issuers. For example, we voluntarily file quarterly financial information on Form 6-K, and comply with requirements of Regulation FD, even though foreign private issuers are not required to file quarterly reports and are expressly exempt from Regulation FD. In addition, our audit and compensation committees are fully independent, well in advance of the deadline applicable to us under U.S. securities laws.
     In keeping with our commitment to achieving best practices in corporate governance, we recognize that there are always ways in which governance can be further improved. To that end, XFMedia and Xinhua Finance Limited are accelerating a number of enhancements to our corporate governance practices as follows:

•	We are committed to having a majority of independent directors on the Boards of both XFL and XFMedia as soon as possible (even though, as a “controlled company” under the relevant rules, XFMedia is not required to do so);

•	We are committed to creating a lead independent director position on the Boards of both XFL and XFMedia;

•	We have engaged Spencer Stuart, an internationally recognized executive search firm, to identify world-class independent director candidates for the XFL and XFMedia Boards;

•	We are pursuing early compliance with Section 404 of Sarbanes-Oxley at XFMedia and will be appointing an Internal Auditor to oversee these efforts; and

•	We have established a committee to explore other ways in which we might be able to enhance our corporate governance.
     We remain committed to our vision of building world-class businesses in China and adhering to and enhancing applicable standards of corporate governance and transparency. As all thoughtful governance experts acknowledge, this does not mean adhering to an ideal “one-size-fits-all” standard, but doing what is right and appropriate given the various jurisdictions where we are listed and conduct business. In the process of assembling a collection of high-quality media properties in China (where the underlying assets are all government-owned) it was necessary and in the best interest of our shareholders to contract with various parties including some who were also early investors in or advisors to the company. Those transactions were fair to the company, received all necessary approvals at the board level and have proven to be very favorable for the Company. Now that we are a NASDAQ-listed company, we are utilizing special board committees (including a Corporate Governance Committee composed of independent directors) and similar procedural protections to not only ensure, but also to demonstrate, the fairness of any such transactions.
     In the course of our IPO, the most important consideration (for us and our first-tier underwriters) was to ensure that the material details of those transactions and relationships were properly described in our prospectus. Several press reports have commented on the complexity and “density” of our disclosures. It is true that our operations are structurally complex – that is what it took to put these quality Chinese media assets under one roof. XFMedia and our underwriters, aided by world-class legal counsel, undertook an intensive due diligence process and made great effort to describe those transactions and relationships properly in connection with the IPO. I am sure you will appreciate that, because the misleading press reports have led to litigation, even if we consider it baseless, we are somewhat constrained in our ability to comment on every allegation and insinuation in the press – no matter how outrageous. But we all believed and continue to believe that our prospectus includes all material information that was required to be disclosed.
     While my management team and I are not allowing ourselves to be distracted from continuing to execute on our business plan by refuting every unfounded claim, one media report that I feel compelled to address is the recent suggestion that I had granted myself shares in XFMedia. The fact is that the entire ESOP allocation including my grant was approved by both of XFMedia’s shareholders at that time—its parent, Xinhua Finance Limited, and an independent private equity shareholder.
     One last point I wish to touch on concerns recent personnel changes at Glass Lewis. The recent media onslaught was, after all, triggered by the vague and sweeping disparaging remarks about Xinhua Finance and its directors and officers made by a former reporter and Glass Lewis employee, as he was leaving the firm, stating that he was joining a Xinhua Finance competitor. This individual had given two weeks’ notice on May 2, “to pursue other opportunities”. On May 16, he sent his “amended resignation letter” purporting to state previously undisclosed reasons for leaving, which he promptly shared with colleagues in the press. The Glass Lewis team, led by KT Rabin, continues to be the most thoughtful and talented group of corporate governance professionals, and clients have made clear that they continue to value and rely on their high quality work.
     Despite the frustration of these misleading media reports, we remain focused on running our business to create shareholder value, which is why you invested in our company, and on thoughtfully addressing the issues that have come out of this heightened focus on the structure and governance of Xinhua Finance Limited and XFMedia.
     Please do not hesitate to contact me if you wish to discuss anything regarding the company or current developments. I would also welcome any suggestions you would like us to consider as we continue building XFMedia as the premier Chinese media company and enhancing its corporate governance. I truly appreciate your ongoing support.
Sincerely,
Fredy Bush
CEO, Xinhua Finance Media

End
About Xinhua Finance Media Limited
Xinhua Finance Media (“XFMedia”; Nasdaq: XFML) is China’s leading diversified financial and entertainment media company targeting high net worth individuals nationwide. The company reaches its target audience via TV, radio, newspapers, magazines and other distribution channels. Through its five synergistic business groups, Advertising, Broadcast, Print, Production and Research, XFMedia offers a total solution empowering clients at every stage of the media process and keeping people connected and entertained.
Headquartered in Beijing, the company has offices and affiliates in major cities of China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong.
Xinhua Finance Media Limited is a wholly owned subsidiary of Xinhua Finance Limited. For more information, please visit http://www.xinhuafinancemedia.com.
For more information:
China
Joy Tsang
+86-136-2179-1577, or +852-9486-4364, joy.tsang@xinhuafinance.com
United States
Eric Andrus
+1-646-805-2010; EAndrus@rlmnet.com
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, statements made about proposed changes to personnel and reporting structures and quotations from management in this announcement, as well as XFMedia’s strategic and operational plans, contain forward-looking statements. XFMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about XFMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain customers; competition in the Chinese advertising market; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration; risks associated with recent adverse press articles, the expected growth of the Chinese advertising and media market; and Chinese governmental policies relating to advertising and media. Further information regarding these and other risks is included in our registration statement on Form F-1, as amended, filed with the Securities and Exchange Commission. XFMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.